Exhibit 16.1

April 4, 2024

Mr. John Brancaccio

Audit Committee Chair

Actavia Life Sciences, Inc.

5 Penn Plaza, Floor 19

New York, NY 10001

As you may know, Mazars USA LLP (“Mazars”) is entering into a transaction with FORVIS, LLP such that by June 2024, Mazars will no longer be providing accounting and auditing services, and effective June 1, 2024, FORVIS will rebrand as Forvis Mazars, LLP (“Forvis Mazars”). In conjunction with the transaction and the related client engagement continuance procedures, a decision has been reached to cease our services as your independent registered public accounting firm effective with the filing of your Form 10-Q for the quarter ended March 31, 2024 (the “Form 10-Q”) and no later than May 31, 2024.

Accordingly, we will no longer be rendering audit services as your independent registered public accounting firm to you after the filing of the Form 10-Q.

We will continue to bill in accordance with our terms as indicated in the engagement letter. We expect payment in full of all of these invoices in accordance with our normal business terms.

Subject to the payment of outstanding invoices, we will cooperate with your new accountants. To facilitate that process, please send us a letter authorizing us to make disclosures to your new accountants. Without such a letter, we are ethically prohibited from communicating with others regarding your company’s affairs.

We are prepared to help you make a smooth transition with your new auditors.

Sincerely,

/s/ Mazars USA LLP